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SECURITITES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
___________________

FORM 11-K

(Mark One)

     [x]          Annual Report pursuant to Section 15(d) of the Securities Exchange of 1934 [Fee Required]

For the fiscal year ended December 31, 2004

OR

     [  ]          Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 [No Fee Required]

For the transition period from ___  to ___

Commission File Number      1-13578

              A.          Full title of the plan and the address of the plan, if different from that of the issuer named below:

DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN

              B.          Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DOWNEY FINANCIAL CORP.
3501 Jamboree Road
Newport Beach, CA 92660

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DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2004 and 2003

(With Report of Independent Registered Public Accounting Firm Thereon)

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DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN

All other schedules are omitted because they are not required by Department of Labor regulations or are not applicable.

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Report of Independent Registered Public Accounting Firm

The Administrative Committee
Downey Savings and Loan Association, F.A.
          Employees’ Retirement and Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Downey Savings and Loan Association, F.A. Employees’ Retirement and Savings Plan (the Plan) as of December 31, 2004 and 2003 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Downey Savings and Loan Association, F.A. Employees’ Retirement and Savings Plan as of December 31, 2004 and 2003 and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year), as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Los Angeles, California
June 3, 2005

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DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

	December 31,

	2004	2003

Assets
Investments, at fair value:
Money market funds	$8,661,925	$8,994,366
Mutual funds	40,401,634	31,857,765
Downey Financial Corp. common stock	8,352,153	7,114,288
Participant loans	1,715,201	1,694,240

Total investments, at fair value	59,130,913	49,660,659
Receivables:
Investment income	894	383

	59,131,807	49,661,042
Liabilities
Excess contributions payable	188,855	80,237

Net assets available for plan benefits	$58,942,952	$49,580,805

See accompanying notes to financial statements.

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DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

	Years Ended December 31,

	2004	2003

Additions to net assets attributed to
Investment income:
Net appreciation in fair value of investments	$3,979,298	$6,366,922
Interest and dividends	1,523,814	843,007

Total investment income	5,503,112	7,209,929
Contributions:
Employer	1,814,358	1,637,996
Participant	6,410,400	5,641,645

Total contributions	8,224,758	7,279,641

Total additions	13,727,870	14,489,570

Deductions from net assets attributed to
Benefits paid to participants	4,302,347	4,135,215
Fees for participants loans	63,376	55,976

Total deductions	4,365,723	4,191,191

Net increase	9,362,147	10,298,379
Net assets available for plan benefits
Beginning of year	49,580,805	39,282,426

End of year	$58,942,952	$49,580,805

See accompanying notes to financial statements.

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DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(1)          Description of the Plan

          (a)          General

The Downey Savings and Loan Association, F.A. Employees’ Retirement and Savings Plan (the Plan) was established as a profit-sharing plan on January 1, 1978 and was originally called the Employees’ Profit-Sharing Plan of Downey Savings and Loan Association. The Plan was amended and restated in its entirety as of October 1, 1997 and July 1, 2002 and continues to qualify as a qualified cash or deferred arrangement under the Internal Revenue Code Sections 401(a) and 401(k). The following description provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan which provides retirement benefits for eligible employees of Downey Savings and Loan Association, F.A., its affiliates, and subsidiaries (Downey). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

          (b)          Administration of the Plan

The Plan is administered by Downey (the Plan Administrator). Downey Savings and Loan Association, F.A. Administrative Committee (the Committee) also administers the Plan and consists of at least three members and has the authority to control and manage the operation and administration of the Plan. The assets of the Plan are held in a nondiscretionary trust by Fidelity Management Trust Company as trustee and are administered under a trust agreement which requires that the trustee hold, administer, and distribute the funds of the Plan in accordance with the text of the Plan and the instructions of the Plan Administrator, the Committee, or its designees.

          (c)          Contributions

All employees of Downey are eligible to participate in the Plan after completing three full months of service, provided they are at least 18 years of age. Prior to October of 2004, employees of Downey were eligible to participant in the Plan after completing one year of service provided they were at least 18 years of age. Participants may contribute up to 60% of their annual compensation, not to exceed the IRS limit in a calendar year. In addition, participants who reach age 50 or older by December 31 of the Plan year may contribute an additional amount of their annual compensation as a catch-up contribution as provided by the Economic Growth and Tax Relief Reconciliation Act. Downey makes a matching contribution equal to 50% of the participant’s pretax contributions to the Plan that do not exceed 6% of the participant’s annual compensation after completing one full year of service. Participants may rollover into the Plan amounts representing distributions from other qualified plans.

          (d)          Participant Accounts

Each participant’s account is credited with the participant’s contributions, allocations of Downey’s matching and discretionary contributions, and the Plan’s earnings and losses. Allocations are based on participant earnings or account balances, as defined.

          (e)          Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in Downey’s matching and discretionary contributions plus actual earnings thereon is based on years of service. A Participant vests at the rate of 20% after one year of service and 20% each year thereafter until 100% vesting is reached after five years of service. In addition, participants hired prior to July 1, 2002 become 100% vested if the sum of the participant’s age and years of service equals at least 60.

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DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN

Notes to Financial Statements – (Continued)

December 31, 2004 and 2003

          (f)          Forfeited Accounts

At years ended December 31, 2004 and 2003, forfeited accounts totaled $375 and $3,891, respectively. These accounts are first used to pay Plan expenses and then to reduce future employer contributions. For Plan years 2004 and 2003, forfeitures of $32,159 and $38,802, respectively, were used to pay Plan expenses and $37,456 and $51,464, respectively, were used to reduce employer contributions.

          (g)          Investment Options

At December 31, 2004, the investment options available to the Plan’s participants were as follows:

  Downey Financial Corp. Stock Fund – The fund provides Plan participants with an opportunity to invest in Downey Financial Corp. common stock. Cash balances within this fund are invested temporarily in the Fidelity Institutional Cash Portfolio, which is a money market fund.
  Fidelity Retirement Money Market Fund – The fund seeks to preserve capital and maintain a high degree of liquidity while providing income. The fund invests in high-quality, short-term U.S. dollar-denominated money market instruments of domestic and foreign issuers.
  PIMCO Low Duration Institutional Fund – The fund seeks total return — both income and capital appreciation — consistent with prudent investment management.
  OAKMARK Fund I – The fund seeks long-term capital appreciation predicated on the belief that over time, market price and value converge, and that investment in securities priced significantly below long-term value presents the best opportunity to achieve this objective.
  Templeton Foreign Fund – The fund seeks long-term growth of capital.
  Fidelity Value Fund – The fund seeks long-term growth of capital.
  Fidelity Blue Chip Growth Fund – The fund seeks growth of capital over the long term.
  Fidelity Puritan Fund – The fund seeks income consistent with preservation of capital.
  Fidelity Growth & Income Fund – The fund seeks long-term growth, current income, and growth of income, consistent with reasonable investment risk.
  Fidelity Low-Priced Stock Fund – The fund seeks capital appreciation.
  Fidelity Small Cap Stock Fund – The fund seeks long term growth of capital.
  Fidelity Aggressive Growth Fund – The fund seeks to increase the value of investments over the long term through capital appreciation.
  Fidelity Spartan U.S. Equity Index Fund – The fund seeks to provide investment results that correspond to the total performance of common stocks of companies publicly traded in the United States.
  Fidelity Freedom Income Fund – The fund seeks high current income and, as a secondary objective, some capital appreciation for those already in retirement.
  Fidelity Freedom 2000 Fund – The fund seeks high total returns for those planning to retire around 2000.
  Fidelity Freedom 2005 Fund – The fund seeks high total returns for those planning to retire around 2005.
  Fidelity Freedom 2010 Fund – The fund seeks high total returns for those planning to retire around 2010.
  Fidelity Freedom 2015 Fund – The fund seeks high total returns for those planning to retire around 2015.
  Fidelity Freedom 2020 Fund – The fund seeks high total returns for those planning to retire around 2020.
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DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN

Notes to Financial Statements – (Continued)

December 31, 2004 and 2003

  Fidelity Freedom 2025 Fund – The fund seeks high total returns for those planning to retire around 2025.
  Fidelity Freedom 2030 Fund – The fund seeks high total returns for those planning to retire around 2030.
  Fidelity Freedom 2035 Fund – The fund seeks high total returns for those planning to retire around 2035.
  Fidelity Freedom 2040 Fund – The fund seeks high total returns for those planning to retire around 2040.

          (h)          Participant Loans

Participants may borrow from their fund accounts for general purposes, as defined within the Plan. Participant loans are limited to the lesser of 1) 50% of the participant’s current vested fund balance, or 2) $50,000 reduced by the highest outstanding loan balance during the previous 12 months. Loan transactions are treated as a transfer to (from) the investment funds. The loans are secured by the balance in the participant’s account and bear a fixed rate of interest equal to prime plus 2% at the time the loan is originated. Participants pay $75 to establish a loan and then pay $6.25 on a quarterly basis for maintenance. Principal and interest are paid ratably through payroll deductions.

          (i)          Payments of Benefits

Upon termination of service, a participant may elect to receive either a single lump-sum payment in cash or Downey stock equal to the value of the vested interest in his or her account, or a series of substantially equal annual or more frequent installments over a period not to exceed five years.

          (j)          Administrative Expenses

All administrative costs of the Plan, excluding investment management fees and fees for participant loans, are paid by Downey.

          (k)          Plan Termination

Although it has not expressed any intent to do so, Downey has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(2)          Significant Accounting Policies

          (a)          Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting.

          (b)          Investments

Publicly traded securities are carried at fair value based on published market quotations. Purchases and sales of investments are recorded on a trade-date basis. Net appreciation or depreciation of investments includes both realized and unrealized gains and losses. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

          (c)          Participant Loans

Participant loans are included in the statements of net assets available for plan benefits at their outstanding balance, which approximates fair value of the loans. The loans are payable through payroll deductions.

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DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN

Notes to Financial Statements – (Continued)

December 31, 2004 and 2003

          (d)          Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.

          (e)          Payment of Benefits

Benefits are recorded when paid.

(3)          Investments

In accordance with the terms of the Plan’s investment policies, guidelines, and objectives, the Plan will offer a minimum of five investment options. Plan participants select the options they prefer and allocate their contributions between options as they deem appropriate.

The following table presents the fair value of investments, with those that represent 5% or more of the Plan’s net assets at the end of the Plan year separately identified:

	December 31,

Investment	2004	2003

Equity securities:
Downey Financial Corp. Stock Fund	$8,352,153	$7,114,288
Mutual Funds:
Fidelity Retirement Money Market Fund	8,661,925	8,994,366
Pimco Low Duration Institutional Fund	3,062,720	3,506,187
Fidelity Puritan Fund	5,000,965	4,127,111
Fidelity Growth & Income Fund	10,070,720	8,665,582
Fidelity Low-Priced Stock Fund	8,354,855	5,967,053
Fidelity Spartan U.S. Equity Index Fund	3,869,951	3,021,229
All other investments less than 5%	11,757,624	8,264,843

Total investments, at fair value	$59,130,913	$49,660,659

During 2004 and 2003, the Plan’s investments appreciated in value as follows:

	Years Ended December 31,

	2004	2003

Mutual funds	$2,869,909	$4,885,425
Downey Financial Corp. Stock Fund	1,109,389	1,481,497

Net appreciation in fair value of investments	$3,979,298	$6,366,922

(4)          Federal Income Taxes

The Plan obtained its latest determination letter on August 1, 2003, in which the Internal Revenue Service stated that the Plan, as amended and adopted on July 1, 2002, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

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DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN

Notes to Financial Statements – (Continued)

December 31, 2004 and 2003

(5)          Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Management Research, which is affiliated with Fidelity Management Trust Company, which is the trustee as defined by the Plan, and therefore, these transactions qualify as party in interest. Fees for the trust management services are paid by Downey.

(6)          Reconciliation of Financial Statements to Form 5500

The following are reconciliations of net assets for plan benefits and total contributions per the financial statements to Form 5500 for the Plan year separately identified:

	Year Ended December 31,

	2004	2003

Net assets available for Plan Benefits per the financial statements	$58,942,952	$49,580,805
Add excess contributions	188,855	80,237

Net assets per Form 5500	$59,131,807	$49,661,042

Total contributions per financial statements	$8,224,758	$7,279,641
Add excess contributions	188,855	80,237
Less prior year contributions	(80,237)	(3,252)

Total contributions per Form 5500	$8,333,376	$7,356,626

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DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2004

		Description of investment
		including maturity date, rate
Identity of issue, borrower,		of interest, collateral, par, or
lessor, or similar party		maturity value	Current value

*	Downey Financial Corp. Stock Fund	146,529 shares common stock	$8,352,153
*	Fidelity Retirement Money Market Fund	Money Market Fund	8,661,925
	PIMCO Low Duration Institutional Fund	300,267 shares mutual fund	3,062,720
	OAKMARK Fund I	11,334 shares mutual fund	473,441
	Templeton Foreign Fund	166,451 shares mutual fund	2,047,341
*	Fidelity Value	11,193 shares mutual fund	797,970
*	Fidelity Blue Chip Growth Fund	8,498 shares mutual fund	354,456
*	Fidelity Puritan Fund	263,903 shares mutual fund	5,000,965
*	Fidelity Growth & Income Fund	263,562 shares mutual fund	10,070,720
*	Fidelity Low-Priced Stock Fund	207,574 shares mutual fund	8,354,855
*	Fidelity Aggressive Growth Fund	102,349 shares mutual fund	1,698,991
*	Fidelity Small Cap Stock	3,347 shares mutual fund	60,779
*	Fidelity Spartan U.S. Equity Index Fund	90,293 shares mutual fund	3,869,951
*	Fidelity Disciplined Equity Fund	190 shares mutual fund	4,817
*	Fidelity Freedom Income Fund	140,752 shares mutual fund	1,586,274
*	Fidelity Freedom 2000 Fund	10,624 shares mutual fund	128,335
*	Fidelity Freedom 2005 Fund	60 shares mutual fund	650
*	Fidelity Freedom 2010 Fund	56,768 shares mutual fund	773,176
*	Fidelity Freedom 2015 Fund	12,471 shares mutual fund	137,802
*	Fidelity Freedom 2020 Fund	65,116 shares mutual fund	909,013
*	Fidelity Freedom 2025 Fund	12,302 shares mutual fund	138,766
*	Fidelity Freedom 2030 Fund	41,965 shares mutual fund	590,872
*	Fidelity Freedom 2035 Fund	913 shares mutual fund	10,449
*	Fidelity Freedom 2040 Fund	39,817 shares mutual fund	329,291
*	Participants loans	Participant loans (interest rates
		from 6.0% to 7.0%)	1,715,201

	Total investments, at fair value		$59,130,913

* Denotes a party in interest.

See accompanying report of Independent Registered Public Accounting Firm.

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REQUIRED INFORMATION

I.          Financial Statements.

Financial statements and schedule prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, together with independent auditors’ report thereon.

II.          Exhibits:

Report of Independent Registered Public Accounting Firm Consent

99.1 Certification of Director of Human Resources pursuant to Section 906 of Sarbanes-Oxley Act of 2002

99.2 Certification of Chief Financial Officer pursuant to Section 906 of Sarbanes-Oxley Act of 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A. EMPLOYEES’ RETIREMENT AND SAVINGS PLAN

Date: June 24, 2005	By /s/ Thomas E. Prince Thomas E. Prince Member, Administrative Committee

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NAVIGATION   LINKS

  FORM 11-K Cover Page
  Employees’ Retirement and Savings Plan Report
  Required Information
  Signatures